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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004.

Commission File Number 001-14552

                             TOP IMAGE SYSTEMS LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                 2 HaBarzel Street, Ramat Hahayal, Israel 69710
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.



          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
         CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
              FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

         Attached to this report on Form 6-K, and incorporated by reference herein, are (i) the Registrant's press release, dated June 10, 2004, announcing the execution of a Securities Purchase Agreement for a private placement of the Registrant's securities, including ordinary shares and warrants, (ii) the Securities Purchase Agreement and (iii) the form of warrant.

         This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933, filed on December 19, 2002 (Registration No. 333-101990).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                  Top Image Systems Ltd.

Date:    June 14, 2004                           By  /s/ Ido Schechter
                                                 -------------------------------
                                                        Ido Schechter
                                                        Chief Executive Officer